[Seahawk Drilling, Inc. Letterhead]
August 10, 2009
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form 10 (Registration Statement No. 001-34231)
Ladies and Gentlemen:
     Seahawk Drilling, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form 10 (Registration Statement No. 001-34231) be accelerated so that the Registration Statement will become effective on August 12, 2009, at 10:30 a.m. E.D.T., or as soon thereafter as practicable.
     In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for this request are as follows: on August 4, 2009, the board of directors of Pride International, Inc., a Delaware corporation (“Pride”), took several actions in connection with the spin-off of the Company from Pride, including establishing the distribution ratio for the spin-off, and setting a record date of August 14, 2009 and a distribution date of August 24, 2009. Pride and the Company wish to commence the process of printing and mailing the information statement as soon as possible following the record date. The Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:
     (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
     (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;
     (iv) the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; and

     (v) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and
     (vi) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please notify Breen Haire of Baker Botts L.L.P. at 713.229.1648 at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours, SEAHAWK DRILLING, INC.
By:	/s/ Randall D. Stilley
Randall D. Stilley
President and Chief Executive Officer

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